SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 22, 2010
KT Corporation

By:	/S/ THOMAS BUM JOON KIM
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/S/ YOUNG JIN KIM
Name:	Young Jin Kim
Title:	Director

November 9, 2010

3rd Quarter 2010

Preliminary Earnings Commentary

(KRX : 030200 / NYSE : KT)

Disclaimer

This material contains estimated information of unaudited preliminary financial and operating data of KT Corporation (“KT” or “the company”) for the third quarter of 2010 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plans, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.

KT’s non-consolidated financial statements and report for the third quarter of 2010 will be filed with the Financial Supervisory Service(FSS) and the Korea Exchange(KRX) by November 15, 2010.

If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT.

Tel : 82-31-727-1911~3

Fax : 82-31-727-0159

E-mail: ir@kt.com

2010 3Q KT Earnings Release - Guidance version

The unaudited business and financial results of the merged company contained in this material prepared in accordance with Korean GAAP is for the sole convenience of investors and analysts.

1. Financial Highlights	(unit : KRW bn)

A. Income Statement	‘10-3Q	‘09-3Q	YoY	‘10-3Q	‘10-2Q	QoQ	‘10-Cumm	‘09-Cumm	YoY
Operating Revenue	5,233.4	4,821.2	8.6%	5,233.4	4,986.4	5.0%	15,042.1	14,208.2	5.9%
Service Revenue	3,999.1	3,865.1	3.5%	3,999.1	3,991.7	0.2%	11,827.0	11,540.9	2.5%
Sales of Merchandise	1,234.3	956.1	29.1%	1,234.3	994.7	24.1%	3,215.0	2,667.3	20.5%
☐ Wireless	2,925.6	2,501.7	16.9%	2,925.6	2,662.1	9.9%	8,165.5	7,192.7	13.5%
☐ Telephone	1,087.6	1,227.9	-11.4%	1,087.6	1,128.9	-3.7%	3,337.1	3,701.9	-9.9%
☐ Internet	676.0	638.7	5.8%	676.0	686.2	-1.5%	2,027.8	1,925.7	5.3%
☐ Data	326.9	319.9	2.2%	326.9	332.9	-1.8%	989.0	994.1	-0.5%
☐ Real estate	144.6	74.9	93.0%	144.6	94.4	53.2%	290.0	217.2	33.5%
☐ Others	72.6	57.9	25.3%	72.6	82.0	-11.5%	232.6	176.7	31.7%

Operating Expense	4,638.9	4,408.1	5.2%	4,638.9	4,385.0	5.8%	13,293.5	12,713.5	4.6%
☐ Labor expense	545.8	655.1	-16.7%	545.8	619.8	-11.9%	1,777.4	2,018.8	-12.0%
☐ Commission	332.2	295.7	12.4%	332.2	336.6	-1.3%	983.8	906.5	8.5%
☐ Sales promotion	273.5	286.7	-4.6%	273.5	278.8	-1.9%	818.2	750.3	9.0%
☐ Sales commission	512.8	510.5	0.5%	512.8	408.1	25.7%	1,351.2	1,558.7	-13.3%
☐ Bad debt expense	29.3	3.5	729.6%	29.3	25.7	14.1%	79.9	57.2	39.8%
☐ Depreciation & Amortization	717.3	750.7	-4.4%	717.3	713.1	0.6%	2,125.9	2,262.6	-6.0%
☐ Advertising	36.8	50.5	-27.2%	36.8	43.5	-15.6%	121.2	119.6	1.3%
☐ Repair & Maintenance	23.9	38.4	-37.6%	23.9	32.9	-27.2%	81.2	92.9	-12.6%
☐ Cost of goods sold	1,147.0	912.8	25.6%	1,147.0	952.7	20.4%	3,055.3	2,317.8	31.8%
☐ Cost of service provided	618.3	540.8	14.3%	618.3	606.3	2.0%	1,774.3	1,592.3	11.4%
☐ Research & Development	70.9	60.8	16.5%	70.9	65.3	8.5%	191.0	156.7	21.9%
☐ Activation, Installation & A/S cost	96.9	83.2	16.5%	96.9	91.4	6.1%	275.6	240.2	14.7%
☐ Others	234.1	219.3	6.8%	234.1	210.8	11.0%	658.7	640.0	2.9%

Operating Income	594.5	413.1	43.9%	594.5	601.4	-1.2%	1,748.6	1,494.7	17.0%
EBITDA	1,311.7	1,163.8	12.7%	1,311.7	1,314.5	-0.2%	3,874.5	3,757.3	3.1%

Non-operating Income	83.9	302.1	-72.2%	83.9	117.6	-28.7%	430.1	704.4	-38.9%
Non-operating Expense	226.2	259.7	-12.9%	226.2	267.3	-15.4%	796.7	856.6	-7.0%

Income before Income Taxes	452.1	455.4	-0.7%	452.1	451.7	0.1%	1,381.9	1,342.5	2.9%
Income tax	101.6	104.1	-2.4%	101.6	108.1	-6.0%	315.2	289.2	9.0%

Net Income	350.6	351.4	-0.2%	350.6	343.7	2.0%	1,066.8	1,053.3	1.3%

	‘10-3Q	‘09-3Q	YoY	‘10-3Q	‘10-2Q	QoQ	‘10-Cumm	‘09-Cumm	YoY
CAPEX	647.2	865.2	-25.2%	647.2	690.4	-6.3%	1,818.4	1,487.1	22.3%

ø	Sales of Merchandise consists of sales of handsets and others.

B. Balance Sheet	‘10-3Q	‘09-3Q	YoY		‘10-3Q	‘10-2Q	QoQ
Total Assets	24,394.4	24,029.6	1.5%		24,394.4	24,180.4	0.9%
☐ Current assets	6,874.6	6,713.1	2.4%		6,874.6	6,613.5	3.9%
m Quick assets	6,361.0	6,188.9	2.8%		6,361.0	6,176.9	3.0%
- Cash & cash equivalents	1,732.4	2,115.6	-18.1%		1,732.4	1,639.5	5.7%
- Accounts receivables	3,702.6	3,365.0	10.0%		3,702.6	3,615.4	2.4%
m Inventories	513.5	524.2	-2.0%		513.5	436.6	17.6%
☐ Non-current assets	17,519.9	17,316.5	1.2%		17,519.9	17,566.8	-0.3%
m Investment	1,519.8	1,225.5	24.0%		1,519.8	1,387.8	9.5%
- Investment stocks accounted in equity method	1,314.4	1,047.3	25.5%		1,314.4	1,197.3	9.8%
- Available-for-sale securities	65.4	45.2	44.8%		65.4	60.0	9.0%
m Tangible assets	13,714.5	13,755.8	-0.3%		13,714.5	13,789.7	-0.5%
m Intangible assets	1,036.1	1,173.8	-11.7%		1,036.1	1,075.2	-3.6%
m Others	1,249.4	1,161.5	7.6%		1,249.4	1,314.2	-4.9%
Total Liabilities	13,436.4	13,483.4	-0.3%		13,436.4	13,554.3	-0.9%
☐ Current liabilities	6,164.4	4,272.0	44.3%		6,164.4	5,926.4	4.0%
m Current portion of LT debt	2,184.2	476.3	358.6%		2,184.2	1,920.1	13.8%
m Current portion of LT accrued payables	166.4	146.8	13.3%		166.4	164.4	1.2%
m Accounts payable	1,576.9	827.3	90.6%		1,576.9	1,236.1	27.6%
m Others	2,236.8	2,821.6	-20.7%		2,236.8	2,605.7	-14.2%
☐ Non-current liabilities	7,272.0	9,211.4	-21.1%		7,272.0	7,627.9	-4.7%
m Bonds	5,844.3	7,637.9	-23.5%		5,844.3	6,267.2	-6.7%
m Long-term borrowings	30.9	77.6	-60.1%		30.9	33.6	-7.8%
m Long-term accounts payables	0.0	159.0	-100.0%		0.0	0.0
m Installation deposit	634.3	723.3	-12.3%		634.3	654.6	-3.1%
m Others	762.4	613.7	24.2%		762.4	672.6	13.4%
Total Stockholders’ Equity	10,958.0	10,546.2	3.9%		10,958.0	10,626.1	3.1%
☐ Common stock	1,564.5	1,564.5	0.0%		1,564.5	1,564.5	0.0%
☐ Capital surplus	1,449.6	1,458.7	-0.6%		1,449.6	1,449.6	0.0%
☐ Retained earnings	9,266.7	10,026.0	-7.6%		9,266.7	8,916.1	3.9%
☐ Capital adjustment	-1,262.9	-2,507.6	-49.6%		-1,262.9	-1,262.3	0.1%
m Treasury stock	-955.1	-1,407.2	-32.1%		-955.1	-955.4	0.0%
m Gain/loss on disposal of treasury stock	-0.3	-791.3	-100.0%		-0.3	-0.3	-12.3%
☐ Accumulated Other Comprehensive Income	-59.9	4.6	-1396.5%		-59.9	-41.9	43.0%

Total interesting bearing debt	8,225.9	8,497.6	-3.2%		8,225.9	8,670.3	-5.1%
Net debt	6,327.1	6,076.2	4.1%		6,327.1	6,866.3	-7.9%
Net debt (including LT A/P)	6,493.5	6,382.1	1.7%		6,493.5	7,030.8	-7.6%

Debt/ equity ratio	122.6%	142.4%	-19.8	%p	122.6%	127.6%	-4.9	%p
Net debt/ equity ratio	57.7%	63.0%	-5.2	%p	57.7%	64.6%	-6.9	%p
Net debt/ equity ratio (including LT A/P)	59.3%	66.0%	-6.7	%p	59.3%	66.2%	-6.9	%p

2. Operating Results	(unit : KRW bn)

A. Wireless Revenue	‘10-3Q	‘09-3Q	YoY	‘10-3Q	‘10-2Q	QoQ	‘10-Cumm	‘09-Cumm	YoY
☐ Service revenue	1,766.4	1,639.7	7.7%	1,766.4	1,754.0	0.7%	5,203.8	4,767.0	9.2%
m Monthly base fee	642.2	550.7	16.6%	642.2	627.4	2.4%	1,870.8	1,633.8	14.5%
m Airtime charge	378.6	436.7	-13.3%	378.6	408.5	-7.3%	1,201.1	1,277.5	-6.0%
m VAS / others	67.6	63.1	7.2%	67.6	66.4	1.8%	188.0	188.2	-0.1%
m Wireless data	371.6	302.9	22.7%	371.6	356.1	4.4%	1,059.7	866.2	22.3%
m Interconnection revenue	229.3	222.4	3.1%	229.3	225.1	1.9%	666.9	625.6	6.6%
m Activation fee	37.3	28.9	29.1%	37.3	31.8	17.1%	100.4	90.2	11.3%
m Others	39.7	35.0	13.2%	39.7	38.7	2.5%	116.9	85.4	36.8%
☐ Handset sales	1,159.2	862.0	34.5%	1,159.2	908.1	27.7%	2,961.7	2,425.7	22.1%

	2,925.6	2,501.7	16.9%	2,925.6	2,662.1	9.9%	8,165.5	7,192.7	13.5%

m Monthly base fee	Total subscriber growth and increasing high monthly fee subscribers such as Smartphone users resulted in healthy QoQ and YoY growth.

m Airtime charge	Expanded discount offerings and seasonality caused QoQ and YoY drop.

m Wireless data	Surging data traffics from increasing adoption of Smartphones led to healthy QoQ and YoY growth.

m VAS / others	Despite of shrinking revenue from CID (Caller ID), rising international roaming revenue resulted in positive growth.

B. Telephone Revenue	‘10-3Q	‘09-3Q	YoY	‘10-3Q	‘10-2Q	QoQ	‘10-Cumm	‘09-Cumm	YoY
☐ Subscriber connection	262.8	291.9	-10.0%	262.8	267.7	-1.8%	808.2	900.5	-10.3%
m Activation & Installation fee	7.0	8.9	-20.5%	7.0	8.2	-14.4%	22.8	27.8	-18.0%
m Monthly base fee	210.0	240.2	-12.6%	210.0	216.1	-2.8%	649.6	743.5	-12.6%
m Interconnection	45.8	42.8	6.8%	45.8	43.4	5.5%	135.8	129.2	5.1%
☐ Local	157.7	189.0	-16.6%	157.7	165.6	-4.7%	494.5	592.6	-16.6%
m Local airtime charge	89.2	112.9	-21.0%	89.2	99.4	-10.3%	290.4	359.1	-19.1%
m Local interconnection	18.5	18.8	-1.8%	18.5	17.9	3.3%	55.5	56.4	-1.6%
m Others	50.1	57.4	-12.7%	50.1	48.3	3.7%	148.6	177.1	-16.1%
☐ Domestic long distance	82.9	108.5	-23.5%	82.9	90.1	-7.9%	268.9	343.8	-21.8%
m DLD airtime charge	78.4	103.6	-24.3%	78.4	85.6	-8.4%	255.2	330.3	-22.8%
m DLD interconnection	4.4	4.7	-6.1%	4.4	4.3	2.1%	13.2	12.8	3.6%
m Others	0.2	0.2	-28.6%	0.2	0.2	-10.1%	0.5	0.7	-24.1%
☐ LM revenue	232.8	285.0	-18.3%	232.8	245.4	-5.1%	727.6	887.5	-18.0%
☐ International long distance	27.5	33.5	-17.7%	27.5	28.7	-4.0%	84.7	103.7	-18.3%
☐ International long distance settlement	53.1	55.0	-3.4%	53.1	66.8	-20.4%	158.9	172.5	-7.9%
☐ VoIP	96.4	87.3	10.5%	96.4	91.7	5.1%	275.1	179.6	53.2%
☐ VAS	92.2	85.3	8.1%	92.2	88.2	4.5%	265.8	245.3	8.4%
☐ Public phones & 114 service	35.5	37.5	-5.4%	35.5	35.2	0.9%	108.0	116.5	-7.3%
☐ Others	46.6	55.0	-15.4%	46.6	49.7	-6.3%	145.3	159.8	-9.0%

	1,087.6	1,227.9	-11.4%	1,087.6	1,128.9	-3.7%	3,337.1	3,701.9	-9.9%

m Local, DLD & LM	Weakening subscriber number and declining traffics along with seasonality resulted in YoY and QoQ drop.

m VoIP	Fast rising subscriber base resulted in YoY and QoQ growth.

C. Internet Revenue	‘10-3Q	‘09-3Q	YoY	‘10-3Q	‘10-2Q	QoQ	‘10-Cumm	‘09-Cumm	YoY
Internet Access	504.0	513.0	-1.7%	504.0	510.2	-1.2%	1,525.8	1,555.3	-1.9%
☐ Broadband	472.5	477.5	-1.0%	472.5	470.2	0.5%	1,407.7	1,442.4	-2.4%
☐ Nespot	4.7	5.6	-15.5%	4.7	4.9	-3.1%	14.7	18.3	-19.7%
☐ WiBro	25.0	28.9	-13.5%	25.0	33.8	-26.0%	99.3	91.6	8.3%
☐ Others	1.7	1.0	80.3%	1.7	1.3	28.5%	4.1	3.0	37.3%
Internet Application	172.0	125.8	36.8%	172.0	175.9	-2.2%	502.0	370.4	35.6%
☐ IDC	59.1	57.1	3.4%	59.1	64.8	-8.8%	181.2	156.5	15.8%
☐ bizmeka	43.1	25.6	68.4%	43.1	46.8	-7.9%	135.1	92.6	45.9%
☐ IPTV	51.8	25.1	106.2%	51.8	46.3	12.0%	132.6	66.1	100.6%
☐ Others	18.0	17.9	0.6%	18.0	18.0	0.1%	53.1	28.2	88.5%

	676.0	638.7	5.8%	676.0	686.2	-1.5%	2,027.8	370.4	447.5%

m Broadband	Total subscriber gain led to QoQ growth but ARPU erosion from increasing discounts to bundling and long-term contract subscribers caused YoY drop.

m WiBro	Although service revenue continued to rise from growing subscriber numbers, reduced WiBro device revenue resulted in QoQ and YoY drop.

m IPTV	Expanding subscriber base and rising PPV revenue sustained healthy YoY and QoQ growth.

D. Data Revenue	‘10-3Q	‘09-3Q	YoY	‘10-3Q	‘10-2Q	QoQ	‘10-Cumm	‘09-Cumm	YoY
☐ Leased line	179.3	183.2	-2.2%	179.3	188.5	-4.9%	552.3	581.0	-4.9%
m Local	74.5	74.9	-0.5%	74.5	74.8	-0.4%	225.9	226.0	-0.1%
m Domestic long distance	67.8	65.6	3.3%	67.8	69.8	-2.9%	208.5	198.1	5.3%
m International long distance	4.1	6.7	-39.0%	4.1	9.0	-54.4%	17.4	20.0	-13.4%
m Broadcasting & others	32.9	36.0	-8.7%	32.9	34.9	-5.9%	100.6	136.9	-26.6%
☐ Kornet	61.3	62.1	-1.4%	61.3	58.0	5.6%	182.8	189.5	-3.6%
☐ VPN	28.7	19.2	49.5%	28.7	25.2	14.0%	78.2	52.5	49.2%
☐ National network ATM	7.1	12.5	-43.4%	7.1	7.6	-6.6%	22.4	54.5	-58.9%
☐ Satellite	34.8	26.3	32.4%	34.8	37.5	-7.1%	106.3	80.2	32.5%
☐ Others	15.9	16.6	-4.3%	15.9	16.2	-2.1%	47.0	18.7	151.1%

	326.9	319.9	2.2%	326.9	332.9	-1.8%	989.0	994.1	-0.5%

m Leased line	Weakening demand and abnormally high international long distance revenue in the previous quarter led to minus YoY and QoQ growth.

E. Operating Expense	‘10-3Q	‘09-3Q	YoY	‘10-3Q	‘10-2Q	QoQ	‘10-Cumm	‘09-Cumm	YoY
Labor Expense	545.8	655.1	-16.7%	545.8	619.8	-11.9%	1,777.4	2,018.8	-12.0%
☐ Salaries & wages	454.3	471.9	-3.7%	454.3	467.8	-2.9%	1,384.3	1,436.0	-3.6%
☐ Provision for retirement	15.0	57.3	-73.9%	15.0	74.6	-80.0%	165.6	173.8	-4.7%
☐ Employee welfare	76.5	125.9	-39.2%	76.5	77.5	-1.2%	227.5	409.0	-44.4%
Commission	332.2	295.7	12.4%	332.2	336.6	-1.3%	983.8	906.5	8.5%
Sales Promotion	273.5	286.7	-4.6%	273.5	278.8	-1.9%	818.2	750.3	9.0%
Sales Commission	512.8	510.5	0.5%	512.8	408.1	25.7%	1,351.2	1,558.7	-13.3%
Bad Debt Expenses	29.3	3.5	729.6%	29.3	25.7	14.1%	79.9	57.2	39.8%
Depreciation & Amortization	717.3	750.7	-4.4%	717.3	713.1	0.6%	2,125.9	2,262.6	-6.0%
Advertising	36.8	50.5	-27.2%	36.8	43.5	-15.6%	121.2	119.6	1.3%
Repair & Maintenance	23.9	38.4	-37.6%	23.9	32.9	-27.2%	81.2	92.9	-12.6%
Cost of Goods Sold	1,147.0	912.8	25.6%	1,147.0	952.7	20.4%	3,055.3	2,317.8	31.8%
☐ Cost of mobile handset sold	1,076.5	824.2	30.6%	1,076.5	864.9	24.5%	2,813.0	2,077.9	35.4%
☐ Others	70.4	88.6	-20.5%	70.4	87.7	-19.7%	242.2	239.9	1.0%
Cost of Service Provided	618.3	540.8	14.3%	618.3	606.3	2.0%	1,774.3	1,592.3	11.4%
☐ Cost of service	156.4	127.8	22.4%	156.4	166.5	-6.1%	464.9	385.7	20.5%
☐ International long distance settlement cost	71.9	64.9	10.7%	71.9	63.0	14.0%	205.3	197.6	3.9%
☐ Interconnection expense	313.4	305.7	2.5%	313.4	312.8	0.2%	924.2	897.9	2.9%
☐ Others	76.7	42.5	80.6%	76.7	64.0	19.9%	180.0	111.1	62.0%
Research & Development	70.9	60.8	16.5%	70.9	65.3	8.5%	194.8	156.7	24.3%
Activation, Installation & A/S Cost	96.9	83.2	16.5%	96.9	91.4	6.1%	275.6	240.2	14.7%
Others	234.1	219.3	6.8%	234.1	210.8	11.0%	654.9	640.0	2.3%

	4,638.9	4,408.1	5.2%	4,638.9	4,385.0	5.8%	13,293.5	12,713.5	4.6%

m Labor Expense	Declined YoY and QoQ because of labour force reduction from special ERP program in 4Q09.

m Repair & Maintenance	Decreased due to reduced repair and maintenance costs in building and infra networks.

m Cost of Goods Sold	Mainly increased from heavy sales of mobile handsets from rising new subscribers.

m Cost of Service Provided	Rose YoY and QoQ due to increasing cost from VPN sales and Qook TV content cost.

¢ Marketing Cost	‘10-3Q	‘09-3Q	YoY	‘10-3Q	‘10-2Q	QoQ	‘10-Cumm	‘09-Cumm	YoY
☐ Sales Promotion	273.5	286.7	-4.6%	273.5	278.8	-1.9%	818.2	750.3	9.0%
☐ Sales Commission	512.8	510.5	0.5%	512.8	408.1	25.7%	1,351.2	1,558.7	-13.3%
☐ Advertising	36.8	50.5	-27.2%	36.8	43.5	-15.6%	121.2	119.6	1.3%
(Profits from mobile handset sold)	-82.6	-37.8	118.6%	-82.6	-43.2	91.5%	-148.7	-347.7	-57.2%

	740.5	809.9	-8.6%	740.5	687.2	7.7%	2,141.8	2,080.9	2.9%

¢ Interconnection Expenses	‘10-3Q	‘09-3Q	YoY	‘10-3Q	‘10-2Q	QoQ	‘10-Cumm	‘09-Cumm	YoY
☐ MM	180.4	180.5	-0.1%	180.4	180.6	-0.1%	531.1	503.3	5.5%
☐ ML	7.2	9.0	-20.2%	7.2	8.0	-10.3%	22.4	26.3	-14.8%
☐ LM	100.7	96.7	4.1%	100.7	101.1	-0.3%	297.1	308.8	-3.8%
☐ Others	25.1	19.4	29.0%	25.1	23.1	8.4%	73.6	59.5	23.7%

	313.4	305.7	2.5%	313.4	312.8	0.2%	924.2	897.9	2.9%

*	Interconnection expenses may not move proportionally to voice traffic due to difference in estimation.

F. Non-operating	‘10-3Q	‘09-3Q	YoY	‘10-3Q	‘10-2Q	QoQ	‘10-Cumm	‘09-Cumm	YoY
☐ Interest Income	34.5	42.8	-19.4%	34.5	30.1	14.7%	89.1	142.1	-37.3%
☐ Gain on foreign currency transaction	4.5	6.0	-24.1%	4.5	6.2	-27.1%	13.9	27.0	-48.7%
☐ Gain on foreign currency translation	51.4	164.5	-68.8%	51.4	-87.3	NA	58.3	182.9	-68.1%
☐ Gain on Equity Method	30.3	29.6	2.4%	30.3	29.6	2.4%	83.3	74.9	11.3%
☐ Gain on disposal of tangible assets	0.2	-2.4	NA	0.2	0.5	-61.6%	11.3	3.5	222.8%
☐ Others	-37.1	61.6	NA	-37.1	138.5	NA	174.2	274.0	-36.4%

Non-operating Income	83.9	302.1	-72.2%	83.9	117.6	-28.7%	430.1	704.4	-38.9%

☐ Interest Expense	125.0	127.9	-2.3%	125.0	121.1	3.2%	381.2	367.2	3.8%
☐ Loss on foreign currency transaction	4.6	7.9	-41.8%	4.6	7.6	-39.4%	16.2	30.6	-47.1%
☐ Loss on foreign currency translation	-101.3	-46.9	115.8%	-101.3	121.4	NA	25.8	19.9	30.1%
☐ Loss on Equity Method	3.5	10.1	-65.4%	3.5	9.5	-63.1%	28.9	96.0	-69.9%
☐ Loss on disposal of tangible assets	71.8	17.7	305.6%	71.8	24.9	188.6%	118.5	67.6	75.2%
☐ Others	122.6	143.0	-14.3%	122.6	-17.2	NA	226.0	275.3	-17.9%

Non-operating Expense	226.2	259.7	-12.9%	226.2	267.3	-15.4%	796.7	856.6	-7.0%

m FX related accounts	Stabilized Korean currency against US$ enhanced FX related account gains.

m Equity method account	Shrinking deficit from KTM&S resulted in reduced losses.

m Disposal of tangible assets	Increased expenses due to enlarged disposal losses from replacing outdated and obsolete equipment.

3. Operating Highlights

1. Fixed-Line (‘000)	‘10-3Q	‘09-3Q	YoY		‘10-3Q	‘10-2Q	QoQ
(1) Telephony	19,432	19,819	-2.0%		19,432	19,477	-0.2%
(PSTN)	16,942	18,550	-8.7%		16,942	17,255	-1.8%
Local	15,966	17,561	-9.1%		15,966	16,275	-1.9%
Group	976	989	-1.3%		976	980	-0.4%
(VoIP)	2,490	1,269	96.2%		2,490	2,222	12.1%

(2) Broadband	7,315	6,818	7.3%		7,315	7,189	1.8%

(3) IPTV	1,790	907	97.4%		1,790	1,569	14.0%

(4) Nespot	275	304	-9.6%		275	282	-2.5%

(5) WiBro	348	255	36.3%		348	334	4.1%

2. Wireless	‘10-3Q	‘09-3Q	YoY		‘10-3Q	‘10-2Q	QoQ
(1) Subscribers (‘000)
Gross addition	2,037	1,816	12.2%		2,037	1,752	16.3%
Deactivation	1,800	1,625	10.8%		1,800	1,526	17.9%
Net addition	237	191	24.1%		237	226	5.0%
Churn rate (%)	3.5%	3.0%	0.5	%p	3.5%	3.0%	0.5	%p

	15,831	14,904	6.2%		15,831	15,594	1.5%

(2) ARPU (won)
Monthly base fee	13,881	12,573	10.4%		13,881	13,717	1.2%
Airtime charge	8,184	9,970	-17.9%		8,184	8,931	-8.4%
VAS / others	1,462	1,440	1.5%		1,462	1,452	0.7%
Data	8,031	6,915	16.1%		8,031	7,785	3.2%
Interconnection revenue	4,957	5,077	-2.4%		4,957	4,921	0.7%

Excluding interconnection	31,559	30,898	2.1%		31,559	31,885	-1.0%
Including interconnection	36,515	35,975	1.5%		36,515	36,807	-0.8%

*	Wireless ARPU excluding activation fee.